Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the year ended December 31, 2021 and 2020

The financial information of Itaú Corpbanca as of and for the year ended December 31, 2021 and 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Dec'21	Dec'20
Total loans	24,754,132	22,589,071
Total assets	37,784,282	35,638,632

Deposits and other demand liabilities	7,576,095	6,197,406
Time deposits and other time liabilities	10,097,443	11,433,064
Interbank borrowings	4,918,423	3,798,978
Debt instruments issued	6,762,840	6,204,856

Equity	3,352,342	2,388,326
Total equity attributable to equity holders of the Bank	3,277,800	2,315,411
Non-controlling interest	74,542	72,915

CONSOLIDATED INCOME STATEMENT FOR THE YEAR			With reclassification of financial hedges[1] and impairment adjustment[2]

In Ch$ million	12M'21	12M'20	12M'21	12M'20
Net operating profit before provision for loan losses	1,326,196	1,078,433	1,197,860	1,118,203
Provisions for loan losses[3]	(221,686)	(528,459)	(190,874)	(540,901)
Total operating expenses[4]	(714,897)	(1,627,914)	(714,897)	(819,067)
Operating income	389,613	(1,077,940)	292,089	(241,765)
Income from investments in companies	1,583	(1,339)	1,583	(1,339)
Operating income before income taxes	391,196	(1,079,279)	293,672	(243,104)
Income taxes	(112,386)	140,662	(14,862)	78,788
Consolidated income for the period	278,810	(938,617)	278,810	(164,316)

Net income attributable to holders of the Bank	277,806	(925,479)	277,806	(161,455)
Non-controlling interest	1,004	(13,138)	1,004	(2,861)

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For presentation purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted in column 12M'20.

3 - Includes Ch$34.5 billion of additional provisions established during the year ended December 31, 2021 (Ch$136.3 billion during the year ended December 31, 2020).

4 - Includes $18,298 million of restructuring provision ‒ associated to non-recurring expenses related to the optimization of the physical infrastructure in Chile and to the operational and digital transformation in Colombia ‒ established during the year ended December 31, 2021, from which Ch$8,909 million were established in December 2021 for the Colombia operation.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer